Exhibit 4

Crescent – FirstBank Term Sheet

The following is intended to summarize certain basic terms of the transaction should such transaction occur.  It is not intended to be a definitive list of all requirements of the parties in connection with the financing.  Such a commitment, contract or offer is subject to execution and delivery of mutually satisfactory definitive documentation.

Transaction Summary

Purchase 100.0% of the outstanding capital stock of FirstBank NW Corp (“FirstBank”) not currently owned by Crescent Capital, in a deal approved by the board of directors of FirstBank (the “Transaction”) upon the terms set forth in the attached draft offer letter from Crescent Capital (the “Offer Letter”). Crescent Capital and its advisors will act as sole negotiators on behalf of the investors; provided that Crescent Capital will consult with the investors and keep them informed with respect to the negotiations.

Acquisition Structure

The acquisition of all of the stock of FirstBank not already owned by Crescent Capital will be structured through the formation of a new entity that will either own or merge with FirstBank. The investors will invest in such entity that acquires the shares of FirstBank.

References to FirstBank after completion of the Transaction as used in this term sheet are intended to refer to the entity that remains after the Transaction whether it is actually FirstBank or a separate entity that acquires the shares of FirstBank.

Funding Commitment

Private investors will provide their individual commitments to fund a Transaction up to a per share acquisition price to be agreed upon with Crescent Capital (the “Maximum Share Price”) by executing the Financing Commitment Letter and a subscription agreement having customary terms for a transaction of this nature.

Sources of Funds

Investors would provide approximately $70 million, based on current share price, anticipated premium and transaction related expenses. Crescent Capital would, in addition to its current equity position in FirstBank, acquire additional stock (“Crescent Capital New Money Investment”) to bring its total investment to $25 to $35 million. The Crescent Capital New Money Investment will be on the same terms as other investors, except for the Additional Incentives described below. The balance of the purchase price would be funded through issuance of debt securities (“Trust Preferred Securities”).

Conditions

Any investor (other than Crescent Capital) whose commitment would cause it to own more than 9.9% of the common stock of FirstBank will have the right to withdraw its commitment to participate in the Transaction if the Office of Thrift Supervision (“OTS”) denies a request from such investor for confirmation that it will be regarded purely as a passive non-controlling investor and not as a Savings and Loan Holding Company. If required, such investor agrees to file a rebuttal of control agreement and negotiate in good faith with the OTS in order to obtain such confirmation of non-control from the OTS.

Each investor’s commitment is conditioned upon (i) satisfaction of the conditions of the Offer Letter (including due diligence confirmation that the nonpublic information of FirstBank is consistent with its publicly-available disclosures); and (ii) satisfaction of the conditions set forth in the Financing Commitment Letter.

In addition, a investor would not be obligated to consummate the purchase of the Securities if such purchase would result in a violation of such investor’s fund documents; provided that such investor must first identify to Crescent Capital the provisions of the fund documents that would be violated and provide Crescent Capital with a reasonable opportunity to modify the transaction in a manner that would avoid such violation.

Regulatory Approval	The Transaction and terms contained in this term sheet are all subject to OTS and other applicable regulatory approval.

Expenses; Break-up Fee

At the closing of the Transaction, if any, FirstBank would reimburse (i) the investors for all reasonable actual costs and expenses associated with the Transaction up to a maximum of [                    ] in the aggregate; and (ii) Crescent Capital for actual costs and expenses incurred during calendar year 2005 in an amount not to exceed an amount disclosed to the investors and actual costs and expenses incurred after December 31, 2005 through closing of the Transaction.

In the event that a deal is not consummated, each party to the Transaction would individually bear its costs and expenses associated with the Transaction, including legal representation and any discretionary professionals (e.g., industry consultants, accounting experts, credit experts or due diligence advisors); provided, that in the event that the Transaction does not occur because another buyer acquires a majority of the stock (including the shares of Crescent Capital) of FirstBank at a price greater than the Maximum

Share Price, then:

•     Crescent Capital will reimburse the investors for their actual costs and expenses relating to the Transaction up to a maximum of [                          ] in the aggregate; and

•     if FirstBank has agreed to pay a break-up or similar fee, then, the break-up or similar fee shall be paid to all investors in proportion to their respective commitment to acquire Securities (or in the case of Crescent Capital, its commitment to acquire Securities and its existing ownership of FirstBank stock).

Registration Rights

Following an IPO, if any, investors holding greater than 15% of outstanding FirstBank common stock would each:

•     Have up to two customary demand registration rights in the aggregate;

•     Be entitled to up to 2 registrations on Form S-3 during any 12-month period (but only if FirstBank is eligible during such period to use Form S-3), if aggregate consideration from an offering is at least $10.0 million; and

•     Have customary piggy-back registration rights.

Investors holding greater than 10% of outstanding FirstBank common stock would each

•     Have up one customary demand registration right in the aggregate;

•     Be entitled to up to 1 registration on Form S-3 during any 12-month period (but only if FirstBank is eligible during such period to use Form S-3), if aggregate consideration from an offering is at least $10.0 million; and

•     Have customary piggy-back registration rights.

Investors holding greater than 5% of outstanding FirstBank common stock would each

•     Have customary piggy-back registration rights.

FirstBank shall bear customary registration expenses (excluding any underwriting or brokerage commissions of selling shareholders) of all demands, piggybacks and S-3 registrations.

Registration rights will terminate on the earlier to occur of (i) the date that the shareholder owns less than 5% of the outstanding shares; and (ii) three years following the closing of an IPO. The registration rights may be transferred upon customary terms, including transfers to constituent partners of shareholders who agree to act through a single representative.

Management Compensation

Upon completion of the Transaction, FirstBank would enter into an option plan (“Option Plan”) for management (excluding the members of Crescent Capital) under which options to acquire up to 8.0% of the equity ownership shares of FirstBank (the “Options”) would be granted over the life of the Option Plan. The identity of recipients and timing of option grants under the Option Plan would be as approved by the FirstBank board of directors.

The Options would be granted with an exercise price at fair market value and vest ratably over a five year term.Vesting of granted Options would accelerate upon a change of control or IPO, which would be defined in the Option Plan.

Additionally, management would receive competitive market salaries and standard cash incentive bonuses.

Certain members of Crescent Capital would be awarded additional incentives (described in terms of percentages of equity on a fully diluted basis after taking into account the full vesting of the Options, the “Additional Incentives”) upon any sale or disposition of all or substantially all of the common stock of FirstBank, including a merger, liquidation or IPO or any other similar liquidity event (an “Exit”). The Additional Incentives will be calculated on a sliding scale on a gross basis after deducting any amounts paid in respect of management Options or equity issued upon exercise thereof but prior to the allocation of the Additional Incentives. The calculation of the Additional Incentives is also based on length of the investment (i.e., when the Exit occurs) and the exit multiple achieved for the investors.

The Additional Incentives would be prorated to the extent fewer than all of the Investors are participating in such Exit. Any transferee, other than a transferee in an Exit, of FirstBank shares will take such shares subject to the award of the Additional Incentives on the terms set forth above. In calculating the Additional Incentives, neither the Options nor Crescent’s stock ownership would pay any portion of the Additional Incentive nor would proceeds payable to the holders thereof be reduced as a result of the Additional Incentives.